UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Affimed N.V.
(Name of Issuer)

Common shares, nominal value €0.01 per share
(Title of Class of Securities)

N01045108
(CUSIP Number)

January 21, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. N01045108		13G

1.	NAMES OF REPORTING PERSONS BioMedInvest I Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	aff
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,347,883
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,347,883
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,883
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% based on 33,259,404 outstanding common shares
12.	TYPE OF REPORTING PERSON IV

Item 1 (a).	Name of Issuer:

Affimed N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany

Item 2(a).	Name of Person Filing:

BioMedInvest I Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

St Peters House, Le Bordage, St Peter Port, Guernsey, GY1 1BR

Item 2(c).	Citizenship:

Guernsey

Item 2(d).	Title of Class of Securities:

Common shares, nominal value €0.01 per share

Item 2(e).	CUSIP Number:

N01045108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

NOT APPLICABLE

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 1,347,883

(b)	Percent of class: 4.1% based on 33,259,404 outstanding common shares

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,347,883

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,347,883

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the outstanding shares of the Issuer, the reporting person has no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Accordingly, the reporting person has no obligation to further amend this Statement, unless the reporting person thereafter becomes the beneficial owner of more than five percent of the outstanding shares of the Issuer and is required to file pursuant to the Act or such rules.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2016
(Date)

/s/ Kevin Gilligan
(Signature)

Kevin Gilligan, Director
(Name/Title)